UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

NOTICE TO THE MARKET

Linx S.A. (“Linx” or “Company”), a publicly-held company, headquartered in São Paulo (SP), in compliance with the provisions of § 6 of article 12 of CVM Instruction 358/02, informs that received a declaration from PSquared Master Asset Management AG, located at 43, Dufourstrasse, Zurich, 8008, Switzerland, (“PSquared”), informing that it reached, as a discretionary investment manager on behalf of its clients, on a consolidated basis, 10,056,100 (ten million, fifty-six thousand and one hundred) cash-settled financial derivative instruments referenced in Linx common shares, corresponding to 5.30% of the total shares issued by the Company.

PSquared informed that this equity interest does not aim to change the composition of the Company's control or administrative structure. The full communication letter follows below.

São Paulo, March 23, 2021.

Ramatis Rodrigues

Investor Relations Officer

Notice form for PSquared Asset Management AG disclosure of substantial interest in Linx

Zurich, Switzerland, March 23, 2021	Zurich, Switzerland, 23 de março de 2021
Linx S.A. **Investor Relations Department**	**Linx S.A.** **Diretoria de Relações com Investidores**
Att: Mr. Antonio Ramatis Fernandes Rodrigues	**At: Sr. Antonio Ramatis Fernandes Rodrigues**
Avenida Doutora Ruth Cardoso, 7221, 20 andar, Bloco A, Pinheiros, São Paulo, SP, Brasil, CEP 05425-902	Avenida Doutora Ruth Cardoso, 7221, 20 andar, Bloco A, Pinheiros, São Paulo, SP, Brasil, CEP 05425-902
By email: ri@linx.com.br	**Por e-mail:** ri@linx.com.br
Subject: CVM Instruction 358 – Disclosure of holding of cash-settled derivatives referenced to shares of Linx S.A. ("Company").	**Ref: Instrução CVM 358 – Comunicação de derivativos de liquidação financeira referenciadas em ações da Linx S.A. ("Companhia").**
Ladies and Gentlemen,	Prezados Senhores,
1. The undersigned, **PSquared Asset Management AG** ("PSquared"), is an investment adviser with its principal place of business at 43, Dufourstrasse, Zurich, 8008, Switzerland.	1. A **PSquared Asset Management AG** ("PSquared"), a qual subscreve a presente, é uma gestora de investimentos estabelecida na 43, Dufourstrasse, Zurich, 8008, Switzerland.
2. PSquared receives discretionary authority from its investment advisory clients ("Clients") to provide them with asset allocation services. Assets under PSquared management are registered in the name of each Client or its nominee with a designated custodian and at	2. A PSquared recebe mandato discricionário de seus clientes de consultoria de investimentos ("Clientes") para lhes prover serviços de alocação de ativos. São esses ativos registrados em nome de cada Cliente ou pessoa por ele designado, sendo que em momento algum são mantidos

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2021

Linx S.A.

By: /s/ Ramatis Rodrigues

Name: Ramatis Rodrigues

Title: Investor Relations Officer